

January 3, 2012

Via E-mail
Diana M. Hendricks
President and Chief Executive Officer
United People Power, Inc.
656 Ave. A, Suite 22
Boulder City, NV 89005

> **Re:** **United People Power, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 6, 2011**
> **File No. 333-178343**

Dear Ms. Hendricks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the factors noted below, it appears that you may be a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company.

   - You are a development stage company and shares of your common stock are "penny stock," as defined by Exchange Act Rule 3a51-1.

   - You have not generated any revenues to date.

   - You will be unable to implement your business plan without substantial additional funding.

2. We note the statement throughout the registration statement that you will sell the securities at a fixed price of $0.25 per share until the securities are quoted on the OTC Bulletin Board or listed on an exchange, at which point they will be sold at prevailing market prices. Because you are not eligible to conduct an at the market offering pursuant to Securities Act Rule 415(a)(4), you must sell the securities at a fixed price throughout the duration of the offering, even after you are quoted on the OTC Bulletin Board or listed on an exchange. Please revise.

3. We note that you intend to register for resale more than ten million shares of your common stock, including:

   • 1,600,000 shares held by your directors and executive officers; and

   • 8,000,000 shares held by your 77.6% stockholder, The Holding Company Spendthrift Trust.

   Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, which appears to be 710,000 shares, it appears that these shares are being offered by you or on your behalf. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Securities Act Rule 415(a)(1)(i). Further, the company is not eligible to make an at-the-market offering under Securities Act Rule 415(a)(4) because it is not eligible to make an offering under Securities Act Rule 415(a)(1)(x). As a result, please revise the registration statement to state that the selling stockholders will offer their shares at a fixed price for the duration of the offering, even after you are quoted on the OTC Bulletin Board or listed on an exchange, and identify the selling stockholders as underwriters. Statements that the selling stockholders "may be deemed to be underwriters" are insufficient. Please also make conforming changes to your prospectus accordingly, including your cover page and the "Prospectus Summary," "Selling Stockholders" and "Plan of Distribution" sections.

   If you disagree with our analysis, please advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities Act Rule 415(a)(1)(i). For guidance, please see the Division of Corporation Finance's Compliance & Disclosure Interpretation 612.09 under the section entitled "Securities Act Rules" (Jan. 26, 2009). This comment applies to each selling stockholder other than Underhill Securities Corp., whose status as an underwriter is addressed in the comment below.

4. We note that Underhill Securities Corp. is a broker-dealer that appears not to have received its 100,000 common shares as underwriting commission. Accordingly, Underhill Securities Corp. must be named as an underwriter with respect to the 100,000 common shares being registered for resale by it. Please revise to disclose that Underhill Securities Corp. will sell its 100,000 common shares at a fixed price throughout duration of the offering, even after you are quoted on the OTC Bulletin Board or listed on an

exchange. Please also disclose on the cover page of the prospectus and in the "Selling Stockholders" and "Plan of Distribution" sections that Underhill Securities Corp. is an underwriter. Statements that Underhill Securities Corp. "may be deemed to be an underwriter" is insufficient.

5. Please file the Subscription Agreement that you have designated as exhibit 10.7 to the registration statement.

Prospectus Cover Page

6. Please revise your prospectus cover page to provide the disclosure required by Item 501(b)(8) of Regulation S-K.

Prospectus Summary, page 5

Our Company, page 5

7. Please prominently disclose under this heading that you are a development stage company and that your auditors have issued a going concern opinion.

8. We note that you identify March 3, 2011 as your date of inception. However, your Articles of Incorporation filed as an exhibit to the registration statement is dated February 24, 2011. Please explain the difference between the date of your Articles of Incorporation and your date of inception.

Business Strategy, page 5

9. You disclose that the "green market" is projected to be a trillion dollar industry in upcoming years. Please disclose what you mean by a "green market," how the size of the green market is relevant to your business and strategy, the source for this statement and the date such market is expected to be a trillion dollar industry.

Cautionary Note Regarding Forward-Looking Statements, page 10

10. Please disclose and confirm to us your understanding that you will be required to update any forward-looking statements as required by law. Please provide a similar revision in the first paragraph under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 14.

Description of Business and Property, page 13

Business Strategy, page 13

11. The disclosure, in this subsection and in "—Plan of Operations" on page 14, regarding how you intend to generate revenue is unclear. Please revise. Specifically, please disclose how the following statements interrelate in your business strategy.

- You intend to market Essante' Worldwide products.

- You intend to charge distributors a fee of $9.95 per month for the usage of Power.com websites.

- You intend to earn a commission from affiliate marketing services.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

12. We note that you have not generated any revenues for the period covered by your financial statements. Accordingly, please revise the prospectus to remove any statements that imply that you have generated revenues. For example, we note the following statements.

- "The Company derives its revenues from Affiliate Marketing services at the present time" in the third paragraph under "—Plan of Operation."

- "the Company has earned only nominal revenues to date" in the third paragraph on page 15.

Our Management, page 16

Directors, Executive Officers, Promoters and Control Persons, page 16

13. Please revise to clarify the business experience of your directors and executive officers for the last five years. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 19

14. Please disclose if one of your directors or executive officers is a beneficial owner of the 8,000,000 shares held by The Holding Company Spendthrift Trust. If not, then please remove the shares held by The Holding Company Spendthrift Trust from the calculation of shares held by all directors and officers as a group. Furthermore, please include the shares held by Messrs. Kaulfers, Myers and Rowell in the calculation of shares held by all directors and officers as a group. See Item 403(b) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 19</u>

15. Please provide the disclosure required by Item 404(a) and 404(d)(1) of Regulation S-K with respect to the $18,500 payment described in note 7 to your historical consolidated financial statements.

<u>Selling Stockholders, page 22</u>

16. Please disclose the natural persons who have sole or shared voting or investment power over each of The Holding Company Spendthrift Trust and Underhill Securities. For guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

17. Please tell us whether The Holding Company Spendthrift Trust is a broker-dealer.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

18. Please obtain and file a revised audit report and consent which identifies United People Power, Inc. as a development stage company.

<u>Notes to the Financial Statements, page F-6</u>

<u>Note 2. Significant Accounting Policies, page F-6</u>

<u>Intangibles, page F-7</u>

19. We note that you have capitalized $400,000 of domain names on your balance sheet. Please provide the intangible asset disclosures required by ASC 350-30-50. Please ensure you disclose if these intangible assets have finite or indefinite lives and, if applicable, the related amortization policy. Also tell us and disclose further details about the nature of this asset, including the number of domain names registered to you, the number of domain names currently operational and active, and the remaining terms or range of terms for such domain names. Lastly, please explain in sufficient detail how you determine the fair value of this asset.

<u>Note 3. Shareholders' Equity, page F-8</u>

20. Please address the following items related to your issuances of common stock to non-employees for goods and/or services received:

- Tell us and disclose if you measure the cost of such issuances based on the fair value of goods or services received or the fair value of the equity instruments issued. Please also tell us and disclose the dates used to measure fair value and the periods over which you recognize the related expense. Please demonstrate how your accounting treatment is in accordance with ASC 505-50, including ASC 505-50-30-6.

- Tell us in sufficient detail how you determine the fair value of your common stock and/or the fair value of goods or services received.

Item 13. Other Expenses of Issuance and Distribution, page II-1

21. The amount of expenses for your SEC registration fee does not match the fees you paid, as noted in the Calculation of Registration Fee table on the forepart of the registration statement. Please revise throughout the prospectus, including the "Use of Proceeds" section, to reflect the correct fee amount.

Item 15, page II-1

22. Please disclose the specific exemption of Regulation D that you claim and state briefly the facts relied upon to make such exemption available. See Item 701(d) of Regulation S-K.

23. Please file the Form D with respect to the sales conducted in reliance on Securities Act Section 4(5) (formerly Section 4(6)) and Regulation D. See Securities Act Rule 503.

Signatures, page II-4

24. Please clarify, if correct, that Ms. Hadley has signed the registration statement in her capacity as your principal financial officer. See Instruction 1 to Signatures of Form S-1.

Exhibit 5.1

25. Please revise the par value of the shares to match the par value of $0.001 disclosed in your Articles of Incorporation and in the prospectus.

26. Please revise to state that the 10,310,000 shares being registered for resale by selling stockholders "are" – and not "will be" – legally issued, fully paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume at (202) 551-3412 or Jason Niethamer at (202) 551-3570 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3310 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Harold P. Gewerter, Esq.
       Harold P. Gewerter, Esq. Ltd.